LINCOLN FLOORPLANNING Co., INC.
                   1326 S. Ridgewood Ave., St. 8B
                      Daytona Beach, FL  32114
                         Phone: 386-258-1678

April 30, 2009

Mark Webb, Legal Branch Chief
Securities and Exchange Commission
Washington, DC 20549    Mail Stop 4561

          Re:  Lincoln Floorplanning Co., Inc.
               Form 10, filed April 22, 2009
               File No. 000-53637

Dear Mr. Webb:

     It has come to our attention that our response letter of April 22, 2009 did not address questions 37-42 in your comment letter dated January 15, 2009. We are submitting this letter to you as a supplement to our response letter of April 22, 2009.

     The responses that follow are numbered to correspond with the numbers in your comment letter. They are also inserted, where applicable, into the Form 10 filing. As we said in our response letter of April 22, 2009 the Form 10 contains all of the appropriate changes necessary to address the comments in your January 15, 2009 letter.

     Along with the changes referred to below, our year end financials have been audited and are included in the amended filing.

Form 10
General

37. To the extent applicable, additional information and amendments to the Companys form S-1 have also been included in the Companys Form 10 filing of April 22, 2009.

38. The Company indicated that it was registering its securities pursuant to Section 12(b) of the Exchange Act, which was an error. We have now registered the Companys securities pursuant to Section 12(g) of the Exchange Act.

Item 1   Business

39. We have removed the Safe Harbor language.

40. The rate and terms that the Company rents office space from a shareholder do not deviate from local market rates and terms.

Item 7  Certain Relationships and Related Transactions

41. We have inserted a new chart that is accurate in all respects.

Item 9 Market Price of and Dividends on the Registrants Common Equity and Related Stockholder Matters.

42. Two companys have offered to make a market in our securities and file the appropriate documents with FINRA.

    The Company understands it is responsible for the adequacy and accuracy of the disclosure in the filing.

    The Company understands that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

    The Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


                            Sincerely,



                            Timothy L. Kuker
                            President and Chief Executive Officer